

January 30, 2012

<u>Via Facsimile</u>
Mr. Paul W. Boyd
Chief Financial Officer
Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)
3651 Baker Highway
Huntsville, TN 37756

> **Re: Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)**
> **Form 10-K/A for Fiscal Year Ended April 30, 2010**
> **Filed July 28, 2010**
> **Form 10-K/A for Fiscal Year Ended April 30, 2011**
> **Filed August 29, 2011**
> **File No. 001-34732**

Dear Mr. Boyd:

We have reviewed your response filed on November 18, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended April 30, 2010

1.   Your responses to our prior comments 1, 2, and 3 are currently under review and further comments, if any, will be issued at a later date.

Mr. Paul Boyd
Miller Energy Resources, Inc.
January 30, 2012
Page 2

Form 10-K/A for Fiscal Year Ended April 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 18. Correction of Immaterial Errors, page F-27

2.   We note your response to our prior comment 4. Please tell us which of your audit firms reviewed the disclosure in your footnote and concluded the correction of errors was immaterial in nature. Please provide a more detailed response regarding the factors that led to the discovery of these errors. We may have additional comments.

3.   We also note your adjustment "D" for $1,033,177 is the net amount of the adjustments in your footnote in the amounts of $106,552,379 and ($107,585,556). Your response states these adjustments were a result of your failure to properly calculate depletion expense in accordance with FASB ASC Topic 932 and the manner in which you accounted for state production credits, partially offset by your failure to capitalize an asset that was erroneously recorded as an expense. Please provide a more detailed response regarding each of the factors behind these corrections, quantifying the amounts of each of the adjustments on a gross basis.

        You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief